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                            February 2, 2021

       Benjamin Kaplan
       President
       20/20 Global, Inc.
       18851 NE 29th Avenue, Suite 700
       Aventura, FL 33180

                                                        Re: 20/20 Global, Inc.
                                                            Form 8-K
                                                            Filed January 20,
2021
                                                            File No. 000-56022

       Dear Mr. Kaplan:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed January 19, 2021

       General

   1. Please tell us whether you believe that you have ceased to be a shell company, as defined under Rule 12b-2 of the
Exchange Act, as a result of the transactions that you have
                                                        entered into with
Ehave, Inc., including your ownership of Mycotopia Therapies Inc., and its ownership interest
in PsychedeliTech, Inc. Please provide us with a detailed legal analysis in support of
your position. For guidance, please refer to SEC Release No. 33-
                                                        8587. If you determine
that you ceased to be a shell company, please amend your filing to include the disclosure
required by Items 2.01(f), 5.01(a)(8), and 5.06 of Form 8-K.
 Benjamin Kaplan
FirstName LastNameBenjamin  Kaplan
20/20 Global, Inc.
Comapany2,Name20/20
February   2021     Global, Inc.
February
Page 2 2, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Jonathan Leinwand, Esq.